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                                                                    Exhibit 23.3






The Board of Directors
Pliant Corporation:

We consent to the use of our report on the consolidated financial statements of Uniplast Holdings, Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2000 included in the Form S-4 of Pliant Corporation and to the reference to our Firm under the heading "Experts" in the prospectus.

Our report dated June 4, 2001 contains an explanatory paragraph that states that the Company is in violation of certain covenants related to its lending agreement, which has placed the Company in default of its lending agreement, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG LLP

Boston, Massachusetts
April 18, 2002